UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 23, 2021

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp. filed with SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536), and the Registration Statement of Atlas Corp. filed with SEC on July 16, 2021 on Form F-3 (Registration No. 333-257967).

Information Contained in this Form 6-K Report

On August 23, 2021, Seaspan Corporation (“Seaspan”), a wholly owned subsidiary of Atlas Corp. (“Atlas”), completed its previously announced redemption of all of its outstanding 5.50% senior notes due 2025 and 5.50% senior notes due 2026 (collectively, the “Notes”). The Notes were redeemed at a price of $1,000.00 per Note plus all accrued and unpaid interest thereon from and including July 30, 2021 to August 23, 2021, in accordance with the terms of the indentures governing the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: August 23, 2021	By:	/s/ Sarah Pybus
Sarah Pybus
Secretary
(Principal Financial and Accounting Officer)